Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater concludes Section 189 consultations at its Kloof 4 shaft

Johannesburg, 1 December 2023: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) advises that consultations with relevant stakeholders in terms of Section 189A (S189) of the Labour Relations Act, 66 of 1995 (LRA) regarding the proposed restructuring of its SA gold operations pursuant to ongoing losses experienced at the Kloof 4 shaft, as previously announced on 14 September 2023, have been concluded.

Constructive consultations were held between the Company and affected stakeholders over 78 days, during which various avoidance measures to mitigate possible retrenchments and minimise job losses at the Kloof 4 shaft and associated services were considered.

As per the announcement on 14 September 2023, 2,389 employees and 581 contractors were potentially affected by the S189. The affected employee number was reduced by 31 employees at Kloof 4 due to natural attrition since September 2023.

Pleasingly, through the S189 consultation process, avoidance measures were agreed to and implemented, resulting in the following outcomes:

- 1,057 employees accepted transfers to fill vacant positions at the SA gold operations primarily resulting from natural attrition over a five-month period from the start of the S189 process
- 176 employees and 23 contractors will temporarily be retained during Kloof 4 shaft's decommissioning phase
- 550 employees from Kloof 4 shaft were granted voluntary separation (VSPs) or early retirement packages along with a further 348 employees across the SA gold operations

Regrettably, 575 employees could not be accommodated in the agreed avoidance measures, and will be retrenched. All affected contractors will also be reduced.

Neal Froneman, CEO of Sibanye-Stillwater commented: "While the decision to close or restructure operations is never taken lightly, the closure of Kloof 4 shaft was necessary to curb ongoing financial losses. The S189 consultation process encouragingly achieved this required outcome while also reducing the number of retrenchments. We acknowledge and thank all stakeholders for their constructive engagement."

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited's ("Sibanye-Stillwater") future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, business strategies, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2022 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward- looking statement (except to the extent legally required).